

Mail Stop 3628

December 14, 2015

<u>Via E-mail</u>
Rajesh Kalathur
President
John Deere Receivables, Inc.
1 East First Street, Suite 600
Reno, Nevada 89501

> **Re:**   **John Deere Receivables, Inc.**
> **Registration Statement on Form SF-3**
> **Filed November 17, 2015**
> **File No. 333-208068**

Dear Mr. Kalathur:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

2. Please file your required exhibits with your next amendment, including the forms of transaction agreements and depositor certification. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

The Receivables Pool

Asset Representations Review, page 32

3. We note that you have bracketed the quorum requirements for the asset review vote. General Instruction I.B.1(b) of Form SF-3 states, in part, that "the agreement not require more than: (a) 5% of the total interest in the pool in order to initiate a vote and (b) a simple majority of those interest casting a vote to direct a review by the asset representations reviewer." Please revise to remove the brackets around the voting requirement disclosure or tell us how and why the voting requirements are subject to change.

4. We note that you have bracketed most of your delinquency trigger disclosure, including the methodology for determining when an asset is delinquent. Please revise to remove the brackets around the delinquency trigger disclosure or tell us how and why the delinquency trigger is subject to change. If the delinquency methodology disclosure is subject to change, please confirm that the methodology for determining delinquency for purposes of the delinquency trigger would be different for the methodology for determining delinquency for other purposes (e.g., collection, reporting).

5. We note your disclosure that you intend to include a chart comparing the delinquency trigger to "delinquency statistics for prior pools." Please revise to confirm that the chart will incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. See Item 1113(a)(7)(i).

6. We note that investors must call for a vote within "[45] days of the publication of the delinquency trigger." Because the investor report and the Form 10-D are the primary mechanisms by which the occurrence of a delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [45] days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

7. We note your disclosure that if the noteholders demand that a vote be conducted, the indenture trustee will initiate a vote through DTC. Please revise your disclosure to include a description of the DTC voting guidelines that noteholders must follow to use

the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review.

8. We also note that investors are required to demand a vote within "[45] days after the initiation of the vote." Because the investor report and the Form 10-D are the primary mechanisms by which the occurrence of a trigger event is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [45] days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

9. We note your disclosure on page 53 that "notes retained by the [depositor][sponsor] will not be included for purposes of determining whether a required percentage of any class of notes have taken action under the indenture…" Please also revise your disclosure in the "Asset Representations Review" section to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sept. 4, 2014) (the "2014 Regulation AB II Adopting Release") (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

10. We note your disclosure that if at least a majority of the noteholders who have voted choose to approve initiating the asset representations review, the indenture trustee will notify the issuing entity, who will direct the asset representations reviewer to conduct a review. Please revise your disclosure to disclose how the indenture trustee will also report such event to noteholders.

11. We note your bracketed language that the "[indenture trustee] may[, and will at the direction of the holders…of the notes,] following the indenture trustee's receipt of the [asset representations reviewer's] report, determine what additional action to take." Please revise to remove the brackets or provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision.

Dispute Resolution, page 34

12. We note your disclosure that the right to demand repurchase shall be exercised by the indenture trustee "[at the direction of the holders of at least [a majority] of the

outstanding principal balance of the notes].” Please tell us why it is appropriate to impose these threshold limitations on investors before they are able to utilize the dispute resolution provision. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

13. We note that “statistical sampling” will not be permitted for purposes of determining additional receivables that may be subject to a repurchase request. Please tell us whether this language intends to constrain the party that is required to make a determination whether noncompliance with the representations and warranties constitutes a breach of the representations and warranties. If so, please explain why such a provision would be appropriate to constrain such a party in this way.

14. Similarly, we note your disclosure that if the sponsor or the depositor fails to resolve the repurchase request within 180 days of receipt of a repurchase demand, the “requesting party” has the right to refer the matter to a dispute resolution process. It is not clear how noteholders would be able to act through the indenture trustee or direct the indenture trustee to initiate the dispute resolution process. Please revise to clarify.

15. We note that a requesting party must provide notice of its choice to mediate or arbitrate to the appropriate party “within [30] days of the filing of the first *monthly statement* to noteholders following the end of the 180-day period (*emphasis added*).” Please define the term “monthly statement.” Please also revise to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.

16. We note your disclosure that in the case of a mediation, the sponsor or depositor and the requesting party will agree on a neutral mediator “within [15] days of *notice service* (*emphasis added*).” Please revise to clarify what you mean here.

17. We note the limitations on the time frame for arbitration and the scope of discovery. These limitations appear to be unduly restrictive and may undermine the right of an investor to opt for arbitration. Please tell us the basis for these restrictions.

18. We note your disclosure that a requesting party may choose “either mediation (including non-binding mediation) or third-party binding arbitration” and that “the [arbitration] panel’s decision will be binding...” These parts of your dispute resolution provision appear inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise to clarify that non-binding arbitration is an option to investors.

[Credit Risk Retention], page 53

19. We note that you have included cross references to the "Description of the Notes," "Description of the Transfer and Servicing Agreements – Distributions – Priority of Payments" and "Description of the Transfer and Servicing Agreements – Credit and Cash Flow Enhancement" sections of the prospectus. Please revise your disclosure to include a description of the material terms of the issuing entity's notes. If you choose to provide a cross reference in this section to disclosure elsewhere in the document instead, the cross reference should not refer to the entirety of the disclosure about the terms of the notes. We believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible vertical interest or an eligible horizontal residual interest. Refer to Rules 4(c)(1)(i)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246).

20. We note that you have indicated in brackets that you intend to provide certain additional disclosures regarding the method of calculating fair value of the residual interest. In your next amendment, please revise the disclosure to include a description of the valuation methodology that you will use to calculate fair values, including key inputs and assumptions and other historical information. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Refer to Rule 4(c)(1)(i) of Regulation RR.

Description of the Notes

The Indenture – Events of Default; Rights upon Event of Default, page 62

21. We note your disclosure that the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders if the indenture trustee reasonably believes it will not be adequately indemnified. Please tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Stacy P. Thomas, John Deere
Stuart K. Fleischmann, Shearman & Sterling LLP